UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Amendment to Business Reports filed with the Financial Services Commission of Korea and the Korea Exchange

On June 22, 2012, KB Financial Group Inc. (the “Company”) disclosed that it had amended certain of its capital adequacy ratio-related figures as presented in its (1) 2012 first quarter business report, (2) 2011 annual business report, (3) 2011 third quarter business report, (4) 2011 first half business report and (5) 2011 first quarter business report, each of which was filed with the Financial Services Commission of Korea and the Korea Exchange. The amendments are summarized below and reflect adjustments to the amounts deducted with respect to equity investment in non-consolidated subsidiaries that are engaged in financial services in calculating capital adequacy ratios.

1. 2012 First Quarter Business Report as filed on May 30, 2012

-Pre-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	25,319,664	25,239,906	23,948,343
Risk-weighted assets (B)	195,325,667	192,812,547	183,077,983
BIS ratio (A/B)(3)	12.96	13.09	13.08

(1)	Based on Korean IFRS.
(2)	Based on generally accepted accounting principles in Korea (“Korean GAAP”).
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

-Post-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	25,306,993	25,062,681	23,948,343
Risk-weighted assets (B)	195,325,667	192,812,547	183,077,983
BIS ratio (A/B)(3)	12.96	13.00	13.08

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

2. Fiscal Year 2011 Business Report as filed on March 30, 2012

-Pre-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of December 31, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	25,239,906	23,948,343	24,360,262
Risk-weighted assets (B)	192,812,547	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.09	13.08	13.34

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

-Post-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of December 31, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	25,062,681	23,948,343	24,360,262
Risk-weighted assets (B)	192,812,547	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.00	13.08	13.34

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

3. 2011 Third Quarter Business Report as filed on November 29, 2011

-Pre-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of September 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	26,263,986	23,948,343	24,360,262
Risk-weighted assets (B)	192,104,995	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.67	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

-Post-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of September 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	26,091,613	23,948,343	24,360,262
Risk-weighted assets (B)	192,104,811	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.58	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

4. 2011 First Half Business Report as filed on August 29, 2011

-Pre-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of June 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	24,185,834	23,948,343	24,360,262
Risk-weighted assets (B)	185,911,976	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.01	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

-Post-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of June 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	24,017,683	23,948,343	24,360,262
Risk-weighted assets (B)	185,904,837	183,077,983	182,664,075
BIS ratio (A/B)(3)	12.92	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

5. 2011 First Quarter Business Report as filed on May 30, 2011

-Pre-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2011(1)(2)	As of December 31, 2010(3)	As of December 31, 2009(3)
Total Capital (A)	24,007,264	23,948,343	24,360,262
Risk-weighted assets (B)	184,911,000	183,077,983	182,664,075
BIS ratio (A/B)(4)	12.98	13.08	13.34

(1)	Estimate
(2)	Based on Korean IFRS
(3)	Based on Korean GAAP
(4)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

-Post-amendment

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	24,247,868	23,948,343	24,360,262
Risk-weighted assets (B)	182,111,654	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.31	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 22, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO